UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    July 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


1.  Director/PDMR Shareholding announcement dated 3 July 2007
2.  FRN Variable Rate Fix announcement dated 3 July 2007
3.  FRN Variable Rate Fix announcement dated 3 July 2007
4.  Partial Repurchase announcement dated 4 July 2007
5.  Partial Redemption announcement dated 9 July 2007
6.  Partial Redemption announcement dated 9 July 2007
7.  Director/PDMR Shareholding announcement dated 10 July 2007
8.  Partial Early Repurchase announcement dated 10 July 2007
9.  Partial Early Repurchase announcement dated 10 July 2007
10. FRN Variable Rate Fix announcement dated 11 July 2007
11. Partial Repurchase announcement dated 11 July 2007
12. FRN Variable Rate Fix announcement dated 11 July 2007
13. Partial Repurchase announcement dated 12 July 2007
14. FRN Variable Rate Fix announcement dated 12 July 2007
15. FRN Variable Rate Fix announcement dated 12 July 2007
16. FRN Variable Rate Fix announcement dated 12 July 2007
17. Holding(s) in Company announcement dated 16 July 2007
18. FRN Variable Rate Fix announcement dated 19 July 2007
19. Partial Repurchase announcement dated 20 July 2007
20. Blocklisting Interim Review announcement dated 20 July 2007
21. Blocklisting Interim Review announcement dated 20 July 2007
22. Blocklisting Interim Review announcement dated 20 July 2007
23. Blocklisting Interim Review announcement dated 20 July 2007
24. Blocklisting Interim Review announcement dated 20 July 2007
25. Absa Trading Statement announcement dated 23 July 2007
26. Partial Repurchase announcement dated 23 July 2007
27. Holding(s) in Company announcement dated 23 July 2007
28. FRN Variable Rate Fix announcement dated 25 July 2007
29. FRN Variable Rate Fix announcement dated 25 July 2007
30. FRN Variable Rate Fix announcement dated 25 July 2007
31. Partial Repurchase announcement dated 25 July 2007
32. Total Voting Rights announcement dated 31 July 2007
--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 1, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 1, 2007                           By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

                                                                     3 July 2007


 Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 29 June 2007 that it had on 29 June 2007 exercised its discretion and released a total of 641,766 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The shares were released following provisional allocations made by the trustee over Barclays PLC ordinary shares to participants in the ESAS. Of these shares, the following were released to directors and PDMRs of Barclays PLC:


Director/PDMR    Shares       Shares sold on      Price per       Shares
                 released     behalf of director  share (pence)   retained by
                 to Director  to satisfy                          Director /PDMR
                              withholding
                              liabilities

Mr F F Seegers   641,766       263,520             686.194         378,246


The revised total shareholding following this transaction is as follows:

Director         Beneficial Holding

Mr F F Seegers   383,859

Exhibit No. 2



Barclays Bank PLC



Issue Name:               Barclays Bank PLC
                          Series 146
                          GBP 65,000,000 Floating Rate Notes due 2009
ISIN Code:                XS0194177944
Interest Rate:            5.956880%
Base Rate:                5.946880%
Interest Period:          25-Jun-07 to 24-Sep-07
Day Count Method:         Acutal/365 (Fixed)
Number of Days in Period: 91
Payment Date:             24-Sep-07

Denomination:      Coupon:
----------------   ----------------
       10,000.00   GBP       148.51

Exhibit No. 3


Barclays Bank PLC



Issue Name:               Barclays Bank Plc
                          Series 134
                          EUR 100,000,000 Fixed/Floating Rate Notes due June,
                          2018
ISIN Code:                XS0194177944
Interest Rate:            3.005000%
Base Rate:                4.275000%
Interest Period:          27-Jun-06 to 27-Jun-07
Day Count Method:         30/360
Number of Days in Period: 360
Payment Date:             27-Jun-07

Denomination:      Coupon:
----------------   ----------------
      100,000.00   EUR     3,005.00

Exhibit No. 4

Barclays Bank PLC




     BARCLAYS - Series 6828- ISIN XS0263490871 - Maturity Date 23
                   OCTOBER 2008- EUR 4,795,000.

Please be advised the following issue has been repurchased for EUR 110,000 on 12 JUNE 2007 and EUR 20,000 on 12 JUNE 2007.

The outstanding balance will therefore be EUR 4,635,000.

Exhibit No. 5

Barclays Bank PLC



       BARCLAYS - Series 6671 - ISIN XS0260572481 - Maturity Date 16 July

                              2007 - GBP 4,000,000.


Please be advised the following issue has been repurchased for GBP 2,300,000 on 3 JULY 2007.

The outstanding balance will therefore be GBP 1,700,000.

Please amend your records accordingly.

Exhibit No. 6

Barclays Bank PLC



          BARCLAYS - Series 7349 - ISIN XS0271613670 - Maturity Date 23

                          OCTOBER 2009 - USD 9,580,000.


Please be advised the following issue has been repurchased for USD 150,000 on 27 JUNE 2007.

The outstanding balance will therefore be USD 9,430,000.

Please amend your records accordingly.

Exhibit No. 7





                                                                    10 July 2007



 Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a) and
                                  3.1.4R(1)(b)



The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), an HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 10 July 2007 that it had on 9 July 2007 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following director who is a Person Discharging Managerial Responsibility (PDMRs) at a price of 720.50p per share:


Director/PDMR     Number of Shares

Mr C G Lucas      291


The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan.
The number of shares purchased on 9 July 2007 for the director/PDMR above includes any Matching Shares.


The revised total shareholding for the director following these transactions is as follows:

Director         Beneficial Holding     Non Beneficial Holding

Mr C G Lucas     2,291                  -

Exhibit No. 8


Barclays Bank Plc

BARCLAYS - Series 7199 - ISIN XS0269320767 - Maturity Date 3 APRIL 2008 - EUR 7,931,000.

Please be advised that the following issue has been repurchased for EUR 50,000 on 28 JUNE 2007.

The outstanding balance will therefore be EUR 7,881,000.

Please amend your records accordingly.

Exhibit No. 9


Barclays Bank Plc

BARCLAYS - Series 7199 - ISIN XS0269320767 - Maturity Daye 3 APRIL 2008 - EUR 7,961,000.

Please be advised that the following issue has been repurchased for EUR 30,000 on 4 JUNE 2007.

The outstanding balance will therefore be EUR 7,931,000.

Please amend your records accordingly.

Exhibit No. 10

Barclays Bank PLC




Issue Name:               Barclays Bank PLC
                          Series no 86
                          EUR 100,000,000 Subordinated Floating Rate Notes due
                          March, 2021
ISIN Code:                XS0128504421
Interest Rate:            4.625000%
Base Rate:                4.168000%
Interest Period:          22-Jun-07 to 24-Sep-07
Day Count Method:         Actual/360
Number of Days in Period: 94
Payment Date:             24-Sep-07

Denomination:             Coupon:
----------------          ----------------
      10,000.00           EUR      120.75

Exhibit No. 11

Barclays Bank Plc



       BARCLAYS - Series 7199 - ISIN XS0269320767 - Maturity Date 3 April

                              2008 - EUR 7,981,000

Please be advised the following issue has been repurchased for EUR 20,000 on 18 June 2007.

The outstanding balance will therefore be EUR 7,961,000.

Please amend your records accordingly.

Exhibit No. 12

Barclays Bank PLC



Issue Name:               Barclays Bank PLC
                          Series 11
                          GBP 300,000,000 Floating Rate Subordinated Notes due
                          2012
ISIN Code:                XS0074095679
Interest Rate:            7.037500%
Base Rate:                5.837500%
Interest Period:          12-Jun-07 to 12-Sep-07
Day Count Method:         Actual/Actual
Number of Days in Period: 92
Payment Date:             12-Sep-07

Denomination:      Coupon:
----------------   ----------------
       10,000.00   GBP       177.38
      100,000.00   GBP     1,773.84

Exhibit No. 13

Barclays Bank PLC


BARCLAYS - Series 6820 - ISIN XS0263768078 - Maturity Date 8 February
                        2008 - EUR 9,650,000.

Please be advised the following issue has been repurchased for EUR 5,000,000 on 18 JUNE 2007.

The outstanding balance will therefore be EUR 4,650,000.

Please amend your records accordingly.

Exhibit No. 14

Barclays Bank PLC


Issue Name:               Barclays Bank Plc
                          Series 143
                          EUR 50,000,000 Floating Rate Notes Due 2023
ISIN Code:                XS0183122398
Interest Rate:            4.509000%
Base Rate:                4.159000%
Interest Period:          25-Jun-07 to 24-Sep-07
Day Count Method:         Actual/360
Number of Days in Period: 91
Payment Date:             24-Sep-07

Denomination:             Coupon:
----------------          ----------------
    10,000.00             EUR       113.96



Bank of New York
Rate Fix Desk                   Telephone     44 1202 689580
Corporate Trust Services        Facsimilie    44 1202 689601

Exhibit No. 15

Barclays Bank PLC


Issue Name:               Barclays Bank Plc
                          Series 145
                          GBP 45,000,000 Floating Rate Notes Due 2009
ISIN Code:                XS0188531247
Interest Rate:            5.890000%
Base Rate:                5.850000%
Interest Period:          18-Jun-07 to 17-Sep-07
Day Count Method:         Actual/365 (Fixed)
Number of Days in Period: 91
Payment Date:             17-Sep-07

Denomination:             Coupon:
----------------          ----------------
    10,000.00             GBP       146.85



Bank of New York
Rate Fix Desk                   Telephone     44 1202 689580
Corporate Trust Services        Facsimilie    44 1202 689601

Exhibit No. 16

Barclays Bank PLC


Issue Name:               Barclays Bank Plc
                          Series 132
                          EUR 40,000,000 Floating Rate Subordinated Notes due
                          2018
ISIN Code:                XS0170401623
Interest Rate:            4.724000%
Base Rate:                4.284000%
Interest Period:          19-Jun-07 to 19-Dec-07
Day Count Method:         Actual/360
Number of Days in Period:183
Payment Date:             19-Sep-07

Denomination:             Coupon:
----------------          ----------------
    100,000.00             EUR       2,401.37



Bank of New York
Rate Fix Desk                   Telephone     44 1202 689580
Corporate Trust Services        Facsimilie    44 1202 689601

Exhibit No. 17



                                  BARCLAYS PLC

                    Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Barclays PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholders(s) (if different from 3.):

N/A

5. Date of the transaction and date on which the threshold is crossed or reached:

6 July 2007

6. Date on which the issuer notified:

11 July 2007 (received 16 July 2007)

7. Thresholds(s) that is/are crossed or reached:

Above 3%

8. Notified Details:

8. A: Voting rights attached to shares

Class/type of shares

Ord GBP 25p (ISIN CODE: GB0031348658)

Situation previous to the Triggering transaction

Number of shares            Number of Voting Rights

N/A                          N/A

Resulting situation after the triggering transaction:

Number of shares     Number of Voting Rights     % of voting rights

Direct               Direct                      Direct

172,418,158          172,418,158                 2.63%

8B: Financial Instruments

Type of financial      Expiration date        Number of      % of
instrument                                    voting rights  voting rights

Call option            July 2007 OTC          2,300,000      0.04
Call option            August 2007 OTC        177,600        0.00
Call option            September 2007 OTC     700,000        0.01
Call option            December 2007 OTC      1,000,000      0.02
Call option            December 2009 OTC      2,500,000      0.04
Call option            July 2007              3,530,000      0.05
Call option            December 2007          6,035,823      0.09
Call option            December 2008          10,303,799     0.16

TOTAL (A+B)

Number of voting rights         % of voting rights

198,965,380                     3.04%

9.Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Not disclosed

Proxy Voting:

10.Name of proxy holder:

Not disclosed

11.Number of voting rights proxy holder will cease to hold:

Not disclosed

12.Date on which proxy holder will cease to hold voting rights:

Not disclosed

13.Additional information:

Notification using shares in issue figure of 6,545,752,906


Contact name for enquiries:

Lawrence Dickinson
Company Secretary
020 7116 8099
16 July 2007

Exhibit No. 18

Barclays Bank PLC



                                 RATE FIX NOTICE

Issue Name:                      Barclays Bank Plc
                                 Series Series 135
                                 JPY 5,500,000,000.00 Floating Rate Step Up
                                 Callable Notes due 2013
ISIN Code:                       XS0171509366
Interest Rate:                   1.040000%
Base Rate:                       0.760000%
Interest Period:                 3-Jul-07 to 3-Oct-07
Day Count Method:                Actual/360
Number of Days in Period:        92
Payment Date:                    03-Oct-2007
Denomination:                    Coupon:
------------------------------  ------------------------------------------------
                  1,000,000.00  JPY                                     2,657.00

Exhibit No. 19

Barclays Bank PLC



BARCLAYS - Series 7349 - ISIN XS0271613670 - Maturity Date 23 OCTOBER 2009 - USD
                                    9,430,000

Please be advised the following issue has been repurchased for USD 100,000 on 18 JULY 2007.

The outstanding balance will therefore be USD 9,330,000.

Please amend your records accordingly.

Exhibit No. 20



                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To: The FSA


Date: __20 July____2007__


Name of applicant:          Barclays PLC

Name of scheme:             Barclays Incentive Share Option Plan

Period of return:           From:01.01.07   To:30.06.07

Balance under scheme from
previous return:            3,742,928 Ordinary Shares of 0.25p each

The amount by which the
block scheme has been
increased, if the scheme
has been increased since
the date of the last return:10,000,000 Ordinary Shares of 0.25p each on 10.04.07


Number of securities issued/
allotted under scheme during
period:                     8,161,664 Ordinary Shares of 0.25p each

Balance under scheme not
yet issued/allotted at
end of period               5,581,264 Ordinary Shares of 0.25p each

Number and class of
securities originally
listed and the date of
admission                   600,000 Ordinary Shares of GBP1 on 06.10.99
                            750,000 Ordinary Shares of GBP1 on 09.11.01
                            2,340,300 Ordinary Shares of 0.25p each on 29.04.02
                            2,000,000 Ordinary Shares of 0.25p each on 10.07.03
                            2,500,000 Ordinary Shares of 0.25p each on 22.07.04
                            2,000,000 Ordinary Shares of 0.25p each on 04.11.04
                            500,000 Ordinary Shares of 0.25p each on 16.08.05
                            2,000,000 Ordinary Shares of 0.25p each on 31.08.05
                            5,000,000 Ordinary Shares of 0.25p each on 28.11.05
                            14,000,000 Ordinary Shares of 0.25p each on 06.03.06
                            2,500,000 Ordinary Shares of 0.25p each on 09.08.06
                            10,000,000 Ordinary Shares of 0.25p each on 27.10.06
Total number of
securities in issue at
the end of the period       6,545,102,018

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907





SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of


_Barclays PLC______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No. 21

                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To: The FSA


Date: __20 July 2007__


Name of applicant:         Barclays PLC

Name of scheme:            Woolwich SAYE Share Option Scheme

Period of return:          From:01.01.07   To:30.06.07

Balance under scheme
from previous return:      808,581 Ordinary Shares of 0.25p each

The amount by which the
block scheme has been
increased, if the scheme
has been increased since
the date of the last
return:                    0

Number of securities
issued/allotted under
scheme during period:      0

Balance under scheme
not yet issued/
allotted at end of period  808,581 Ordinary Shares of 0.25p each

Number and class of
securities originally
listed and the date of
admission                  500,000 Ordinary Shares of GBP1 on 26.10.00
                           1,822,748 Ordinary Shares of 0.25p each on 29.04.02
Total number of
securities in issue at
the end of the period      6,545,102,018

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907


SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of


_Barclays PLC______________________________________________

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No.  22

                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To: The FSA


Date: __20 July 2007__


Name of applicant:          Barclays PLC

Name of scheme:             Renewed 1986 Executive Share Option Scheme

Period of return:           From:01.01.07   To:30.06.07

Balance under scheme
from previous return:       875,274 Ordinary Shares of 0.25p each

The amount by which the
block scheme has been
increased, if the scheme
has been increased since
the date of the last
return:                     500,000 Ordinary Shares of 0.25p each on 10.04.07

Number of securities issued/
allotted under scheme
during period:              237,794 Ordinary Shares of 0.25p each

Balance under scheme not
yet issued/allotted at
end of period               1,137,480 Ordinary Shares of 0.25p each

Number and class of
securities originally
listed and the date of
admission                   600,000 Ordinary Shares of GBP1 on 06.10.99
                            750,000 Ordinary Shares of GBP1 on 09.11.01
                            2,340,300 Ordinary Shares of 0.25p each on 29.04.02
                            2,000,000 Ordinary Shares of 0.25p each on 12.11.03
                            500,000 Ordinary Shares of 0.25p each on 31.08.05
                            1,000,000 Ordinary Shares of 0.25p each on 28.11.05
                            700,000 Ordinary Shares of 0.25p each on 06.03.06

Total number of securities
in issue at the end of the
period                      6,545,102,018

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907


SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of


_Barclays PLC______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No.  23


                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To: The FSA


Date: __20 July 2007__


Name of applicant:         Barclays PLC

Name of scheme:            Woolwich Executive Share Option Plan (ESOP)

Period of return:          From:01.01.07   To:30.06.07

Balance under scheme
from previous return:      562,652 Ordinary Shares of 0.25p each

The amount by which the
block scheme has been
increased, if the scheme
has been increased since
the date of the last
return:                    0

Number of securities
issued/allotted under
scheme during period:      128,036 Ordinary Shares of 0.25p each

Balance under scheme not
yet issued/allotted        434,616 Ordinary Shares of 0.25p each
at end of period


Number and class of
securities originally      600,000 Ordinary Shares of GBP1 on 06.10.99
listed and the date of     750,000 Ordinary Shares of GBP1 on 09.11.01
admission                  2,340,300 Ordinary Shares of 0.25p each on 29.04.02
                           2,000,000 Ordinary Shares of 0.25p each on 10.07.03
                           5,000,000 Ordinary Shares of 0.25p each on 12.11.03
                           500,000 Ordinary Shares of 0.25p each on 31.08.05
                           500,000 Ordinary Shares of 0.25p each on 28.11.05
                           250,000 Ordinary Shares of 0.25p each on 06.03.06

Total number of securities
in issue at the end of the
period                     6,545,102,018

Name of contact:                     Marie Smith
Address of contact:                  1 Churchill Place, London E14 5HP
Telephone number of contact:         020 7116 2907


SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of


_Barclays PLC______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No.   24

                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically.


To: The FSA


Date: __20 July __2007__


Name of applicant:          Barclays PLC

Name of scheme:             Renewed 1981 & 1991 SAYE Share Option Scheme

Period of return:           From:01.01.07   To:30.06.07

Balance under scheme from
previous return:            7,964,894 Ordinary Shares of 0.25p each

The amount by which the
block scheme has been
increased, if the scheme
has been increased since
the date of the last
return:                     0

Number of securities
issued/allotted under
scheme during period:       1,876,503 Ordinary Shares of 0.25p each

Balance under scheme
not yet issued/
allotted at end of period   6,088,391 Ordinary Shares of 0.25p each

Number and class of
securities originally
listed and the date
of admission                9,000,000 Ordinary Shares of GBP1 on 26.10.00
                            9,000,000 Ordinary Shares of GBP1 on 09.11.01
                            7,334,244 Ordinary Shares of 0.25p each on 29.04.02
                            20,000,000 Ordinary Shares of 0.25p each on 05.11.02
                            25,000,000 Ordinary Shares of 0.25p each on 10.07.03
                            3,000,000 Ordinary Shares of 0.25p each on 22.09.03
                            25,000,000 Ordinary Shares of 0.25p each on 22.07.04
                            25,000,000 Ordinary Shares of 0.25p each on 28.10.05
                            20,000,000 Ordinary Shares of 0.25p each on 27.10.06

Total number of
securities in issue at
the end of the period       6,545,102,018

Name of contact:            Marie Smith
Address of contact:         1 Churchill Place, London E14 5HP
Telephone number of contact:020 7116 2907


SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of


_Barclays PLC______________________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

Exhibit No.   25


                                  BARCLAYS PLC


                                                                  23rd July 2007


Shareholders are advised that Absa Group Limited, in which we have a shareholding of over 57%, and Absa Bank Limited today issued the Trading Statement set out below.


ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB

(Absa Group, Absa or the Group) (Absa Group together with the Absa Group of companies)


ABSA GROUP TRADING STATEMENT IN RESPECT OF THE SIX MONTHS ENDED 30 JUNE 2007


In terms of paragraph 3.4 (b) of the Listings Requirements of the JSE Limited (the JSE Listings Requirements), an issuer is required to publish a trading statement as soon as it becomes apparent that headline earnings per share and/or earnings per share for the next period to be reported on are expected, with a reasonable degree of certainty, to differ by at least twenty per cent (20%) from those of the previous corresponding period.

Shareholders are advised that the Group's headline earnings per share and earnings per share for the six months ended 30 June 2007 are expected to increase by between twenty-two per cent (22%) and twenty-seven per cent (27%) compared with the six months ended 30 June 2006.

Shareholders are advised that the forecasted financial results on which this trading statement is based have not been reviewed or reported on by Absa's auditors in accordance with paragraphs 3.4(b)(vi)(1)(aa) or 3.4(b)(vi)(1)(bb) of the JSE Listings Requirements.

The Group's results for the six months ended 30 June 2007 will be released on Sens on 2 August 2007.


Johannesburg
23 July 2007


Enquiries

Eric Wasserman
Group executive: Group Finance
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: +2711 350 5887, Fax: +2711 350 6487
e-mail: ericwas@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited


ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank) (a wholly owned subsidiary of Absa Group Limited)


ABSA BANK TRADING STATEMENT IN RESPECT OF THE SIX MONTHS ENDED 30 JUNE 2007


In terms of paragraph 3.4 (b) of the Listings Requirements of the JSE Limited (the JSE Listings Requirements), an issuer is required to publish a trading statement as soon as it becomes apparent that headline earnings per share and/or earnings per share for the next period to be reported on are expected, with a reasonable degree of certainty, to differ by at least twenty per cent (20%) from those of the previous corresponding period.

Shareholders are advised that Absa Bank's headline earnings per share and earnings per share for the six months ended 30 June 2007 are expected to increase by between twenty-two per cent (22%) and twenty-seven per cent (27%) compared with the six months ended 30 June 2006.

Shareholders are advised that the forecasted financial results on which this trading statement is based have not been reviewed or reported on by Absa Bank's auditors in accordance with paragraphs 3.4(b)(vi)(1)(aa) or 3.4(b)(vi)(1)(bb) of the JSE Listings Requirements.

Absa Bank's results for the six months ended 30 June 2007 will be released on Sens on 2 August 2007.


Johannesburg
23 July 2007


Enquiries

Eric Wasserman
Group executive: Group Finance
Absa Group Limited
4th floor, Absa Towers East, 170 Main Street, Johannesburg
Tel: +2711 350 5887, Fax: +2711 350 6487
e-mail: ericwas@absa.co.za

Sponsor:
Merrill Lynch South Africa (Proprietary) Limited


                                     -ENDS-


For further information, please contact:

Barclays PLC
Investor Relations
Media Relations
Mark Merson/James S Johnson                         Alistair Smith/Robin Tozer
+44 (0)20 7116 5752/ 2927                           +44 (0)20 7116 6132/6586


Forward Looking Statements

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the plans, current goals and expectations of Absa Group Limited (Absa) relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "objective", "believe", or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Absa's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operation.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and pending tax elections with regard to certain subsidiaries, as well as South African domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of government and regulatory authorities, changes in legislation, the outcome of pending and future litigation, the impact of competition, and Absa's ability to increase earnings per share from acquisitions, which may be affected, among other things, by the ability to realise expected synergies, integrate businesses, and costs associated with the acquisition and integration - a number of which factors are beyond Absa's control. As a result, Absa's actual future results may differ materially from the plans, goals, and expectations set forth in Absa's forward-looking statements.

Any forward-looking statements made by or on behalf of Absa speak only as of the date they are made. Absa does not undertake to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Absa has made or may make in documents it has filed or may file with South African regulatory authorities including its most recent annual report.

Exhibit No. 26

Barclays Bank Plc



BARCLAYS - Series 7325 - ISIN XS0271073206 - Maturity Date 30 OCTOBER 2008 - USD
                                   10,850,000

Please be advised the following issue has been repurchased for USD 1,250,000 on 12 July 2007.

The outstanding balance will therefore be USD 9,600,000

Please amend your records accordingly.

Exhibit No.  27

                                  BARCLAYS PLC

                    Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Barclays PLC

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Deutsche Bank AG

4. Full name of shareholders(s) (if different from 3.):

N/A

5. Date of the transaction and date on which the threshold is crossed or reached:

9 July 2007

6. Date on which the issuer notified:

12 July 2007 (received 23 July 2007)

7. Thresholds(s) that is/are crossed or reached:

Below 3%

8. Notified Details:

8. A: Voting rights attached to shares

Class/type of shares

Ord GBP 25p (ISIN CODE: GB0031348658)

Situation previous to the Triggering transaction

Number of shares            Number of Voting Rights
172,418,158                 172,418,158

Resulting situation after the triggering transaction:

Number of shares     Number of Voting Rights     % of voting rights

Direct               Direct                      Direct
Below 3%             Below 3%                    Below 3%

8B: Financial Instruments

Not disclosed

TOTAL (A+B)

Number of voting rights        % of voting rights
Below 3%                       Below 3%

9.Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Not disclosed

Proxy Voting:

10.Name of proxy holder:

Not disclosed

11.Number of voting rights proxy holder will cease to hold:

Not disclosed

12.Date on which proxy holder will cease to hold voting rights:

Not disclosed

13.Additional information:

Notification using shares in issue figure of 6,545,752,906


Contact name for enquiries:

Lawrence Dickinson
Company Secretary
020 7116 8099
23 July 2007

Exhibit No.  28

Barclays Bank PLC


                                 RATE FIX NOTICE
Issue Name:                      Barclays Bank Plc
                                 Series Series 123
                                 GBP 100,000,000.00 Floating Rate Notes
ISIN Code:                       XS0152775564
Interest Rate:                   6.030000%
Base Rate:                       6.010000%
Interest Period:                 16-Jul-07 to 16-Oct-07
Day Count Method:                Actual/Actual
Number of Days in Period:        92
Payment Date:                    16-Oct-2007
Denomination:                    Coupon:
-------------------------------  -----------------------------------------------
                      10,000.00  GBP                                     151.99

Exhibit No.  29

Barclays Bank PLC


                                 RATE FIX NOTICE
Issue Name:                      Barclays Bank Plc
                                 Series Series 157
                                 EUR 1,250,000,000.00 Callable Floating Rate
                                  Subordinated Notes
ISIN Code:                       XS0240949791
Interest Rate:                   4.396000%
Base Rate:                       4.221000%
Interest Period:                 20-Jul-07 to 22-Oct-07
Day Count Method:                Actual/360
Number of Days in Period:        94
Payment Date:                    22-Oct-2007
Denomination:                    Coupon:
-------------------------------  -----------------------------------------------
                      50,000.00  EUR                                     573.92

Exhibit No.  30

Barclays Bank PLC


                                 RATE FIX NOTICE
Issue Name:                      Barclays Bank Plc
                                 USD 600,000,000.00 Undated Floating Rate
                                  Primary Capital Notes
ISIN Code:                       GB0000779529
Interest Rate:                   5.562500%
Base Rate:                       5.312500%
Interest Period:                 18-Jul-07 to 18-Jan-08
Day Count Method:                Actual/360
Number of Days in Period:        184
Payment Date:                    18-Jan-2008
Denomination:                    Coupon:
-------------------------------  -----------------------------------------------
                      10,000.00  USD                                     284.31
                     100,000.00  USD                                   2,843.10

Exhibit No.  31

Barclays PLC



  BARCLAYS - Series 5413 - ISIN XS0240983030 - Maturity Date 23 JULY 2007 - EUR
                                   6,000,000.

Please be advised the following issue has been repurchased for EUR 2,500,000 on 17 JULY 2007.

The outstanding balance will therefore be EUR 3,500,000

Please amend your records accordingly.

Exhibit No. 32

                                                                 31 July 2007

                    Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 6,545,671,873 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 30 July 2007. There are no ordinary shares held in Treasury.

Therefore, the total number of voting rights in Barclays PLC is 6,546,546,873.

The above figure (6,546,546,873) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.